UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s / Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: November 26, 2014

EXHIBIT INDEX

Page
Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Reports Third Quarter 2014

Unaudited Financial Results

Conference Call to be Held at 8:00 PM U.S. Eastern Time on November 24, 2014

Guangzhou, China, November 24, 2014 – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•	Total revenues increased to RMB97.3 million (US$15.9 million) from RMB90.7 million in the prior year period.

•	Revenues from mobile application products and services increased to RMB48.8 million (US$7.9 million) from RMB41.6 million in the prior year period.

•	As of September 30, 2014, accumulated number of users[1] of GO series products increased by 48.9% year over year to 484 million from 325 million as of September 30, 2013.

•	Total average monthly active users (MAU) of GO series products increased by 11.5% year over year to 97 million in the third quarter 2014 from 87 million in the prior year period.

Mr. Yuqiang Deng, Chief Executive Officer of Sungy Mobile, stated, “We continue to execute on our strategic initiatives and make advances towards our long-term goals. Total revenues increased year-over-year to RMB97.3 million, largely driven by our popular GO series products, which continue to experience strong global demand. Since our shifting of focus to further improve product functionality and user interface, as we announced in the second quarter of 2014, we have already witnessed solid progress in this effort, as evidenced by the 11.5% year-over-year growth to over 97 million MAU and over 484 million accumulated users as of September 30, 2014. With concrete action plans and focused execution, we are confident about the growth prospects across Sungy Mobile’s mobile platform going forward.”

Mr. Deng continued, “We will continue to invest judiciously into the R&D of our GO series platform, which will enable us to strengthen our operational capabilities and further solidify our foundation for monetization. Moreover, as we strategically allocated resources and leveraged our expanded executive team, we are confident in our overall competence in expanding our user base globally, positioning Sungy Mobile for long-term success and delivering value to our shareholders.”

Third Quarter 2014 Financial Results

REVENUES

Total revenues for the third quarter of 2014 increased by 7.3% to RMB97.3 million (US$15.9 million) from the prior year period. This increase was primarily driven by the increasing popularity of the Company’s GO series products. Total revenues, excluding the impact of the GetJar acquisition, for the third quarter of 2014 increased by 2.4% to RMB92.9 million (US$15.1 million) from the prior year period.

Revenues from mobile application products and services increased by 17.2% to RMB48.8 million (US$7.9 million) in the third quarter of 2014 from RMB41.6 million in the prior year period. This increase was primarily driven by a 51.4% year-over-year increase in revenues from third-party advertising networks2 to RMB16.5 million (US$2.7 million), and a 23.7% year-over-year increase in revenues from direct advertising services to RMB18.3 million (US$3.0 million).

[1]	When calculating the accumulated number of users of all GO series products, the Company counts each individual user only once regardless of the number of GO series products such individual user may be using.
[2]	Revenues from third-party advertising networks include GetJar revenues.

Revenues from mobile reading services was RMB20.9 million (US$3.4 million) in the third quarter of 2014, compared with RMB29.2 million in the prior year period, primarily due to fewer purchases of the Company’s online literary content.

Revenues from mobile portal marketing service increased by 28.5% to RMB16.6 million (US$2.7 million) in the third quarter of 2014 from RMB12.9 million in the prior year period, primarily driven by the increased advertising campaign during the 2014 FIFA World Cup events.

Revenues from others, which are primarily revenues from mobile games, increased by 59.7% year over year to RMB11.1 million (US$1.8 million) in the third quarter of 2014 from RMB6.9 million in the prior year period.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues was RMB37.7 million (US$6.1 million) in the third quarter of 2014, as compared to RMB25.0 million in the prior year period. This increase was primarily attributable to increased distribution fees, the costs related to content acquisition, as well as the amortization of intangible assets associated with the GetJar acquisition.

Gross profit was RMB59.6 million (US$9.7 million) in the third quarter of 2014, compared with RMB65.7 million in the prior year period. Gross margin was 61.2% in the third quarter of 2014, as compared with 72.4% in the prior year period. Gross profit, excluding the impact of the GetJar acquisition, was RMB59.9 million (US$9.8 million) in the third quarter of 2014, as compared to RMB65.7 million in the prior year period. Gross margin, excluding the GetJar acquisition, was 64.5% in the third quarter of 2014, as compared to 72.4% in the prior year period. The decrease in gross margin was mainly due to the higher content acquisition and distribution costs associated with the Company’s mobile reading services.

OPERATING INCOME (LOSS) AND EXPENSES

Total operating expenses for the third quarter of 2014 were RMB75.2 million (US$12.3 million), compared with RMB35.1 million in the prior year period.

•	Research and development expenses increased to RMB26.9 million (US$4.4 million) from RMB11.1 million in the prior year period. This increase was primarily due to the headcount expansion in research and development department and the increased staff-related costs as a result of the GetJar acquisition.

•	Selling and marketing expenses were RMB19.6 million (US$3.2 million) in the third quarter of 2014, compared with RMB11.9 million in the prior year period. This increase was primarily due to the Company’s efforts to expand the awareness of its GO series products and the related brands globally.

•	General and administrative expenses were RMB28.7 million (US$4.7 million) in the third quarter of 2014, compared with RMB12.1 million in the prior year period. This increase was primarily attributable to increased share-based compensation costs and professional fees.

Operating loss in the third quarter of 2014 was RMB15.6 million (US$2.5 million), compared with operating income of RMB30.6 million in the prior year period. Operating loss, excluding the impact of the GetJar acquisition, was RMB7.3 million (US$1.2 million), as compared with operating income of RMB30.6 million in the prior year period. The operating margin, excluding the impact of the GetJar acquisition, was -7.8%, as compared with 33.8% in the prior year period. The decrease in the operating margin, excluding the impact of the GetJar acquisition, was primarily due to the increased share-based compensation costs and R&D expenses.

NET INCOME

Net income was RMB4.4 million (US$0.7 million) in the third quarter of 2014, as compared with RMB27.5 million in the prior year period. Net income, excluding the impact of the GetJar acquisition, was RMB12.7 million (US$2.1 million), as compared with RMB27.5 million in the prior year period. Net margin, excluding the impact of the GetJar acquisition, was 13.7% in the third quarter of 2014, compared with 30.3% in the prior year period.

Adjusted EBIT3 was RMB8.2 million (US$1.3 million) in the third quarter of 2014, as compared with RMB35.0 million in the prior year period. Adjusted EBIT margin4 was 8.4% in the third quarter of 2014, compared with 38.6% in the prior year period.

Adjusted net income5 was RMB19.7 million (US$3.2 million) in the third quarter, as compared with RMB31.7 million in the prior year period. Adjusted net margin6 was 20.3% in the third quarter, as compared with 35.0% in the prior year period.

NET INCOME PER ADS

Diluted earnings per ADS7 in the third quarter of 2014 were RMB0.13 (US$0.02), as compared with RMB0.55 in the prior year period.

Adjusted diluted earnings per ADS8 in the third quarter of 2014 were RMB0.59 (US$0.10), as compared with RMB0.73 in the prior year period.

CASH AND CASH EQUIVALENTS AND TIME DEPOSITS BALANCE

As of September 30, 2014, the Company had cash and cash equivalents of RMB273.8 million (US$44.6 million) and time deposits of RMB424.0 million (US$69.1 million).

SHARES OUTSTANDING

As of September 30, 2014, the Company had a total of 200.9 million ordinary shares outstanding, or the equivalent of 33.5 million ADSs outstanding, comprised of 65,858,046 Class A ordinary shares and 135,045,672 Class B ordinary shares9.

[3]	Adjusted earnings before interest and tax, or Adjusted EBIT, is a non-GAAP financial measure, which is defined as net income or loss excluding interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants.
[4]	Adjusted EBIT margin is a non-GAAP financial measure, which is defined as adjusted EBIT as a percentage of total revenues.
[5]	Adjusted net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation costs.
[6]	Adjusted net margin in a non-GAAP financial measure, which is defined as adjusted net income as a percentage of total revenues.
[7]	ADS is American Depositary Share. Each ADS represents six Class A ordinary shares of the Company. Diluted earnings per ADS is net income attributable to ordinary shareholders divided by weighted average number of diluted ADS.
[8]	Adjusted diluted earnings per ADS is a non-GAAP financial measure, which is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of diluted ADS.
[9]	Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Business Outlook

For the fourth quarter of 2014, the Company expects its total revenues to be between RMB75 million and RMB80 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Monday, November 24, 2014 at 8:00 pm Eastern Time or Tuesday, November 25, 2014 9:00 am Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States (Toll Free):	1-888-346-8982
International:	1-412-902-4272
China (Toll Free):	4001-201203
China:	86-105-357-3132
Hong Kong (Toll Free):	800-905945
Hong Kong:	852-301-84992

To join the conference, please inform the operator you are joining the “Sungy Mobile conference call.”

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.sungymobile.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.1380 to US$1.00, the noon buying rate in effect on September 30, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Sungy Mobile’s growth strategies; Sungy Mobile’s ability to retain and increase its user base and expand its product and service offerings; Sungy Mobile’s ability to monetize its platform; Sungy Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide mobile internet portal services and operate mobile reading services; expected changes in Sungy Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Sungy Mobile’s filings with the U.S. Securities and Exchange Commission. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Sungy Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Sungy Mobile uses adjusted EBIT, adjusted EBIT margin, adjusted net income, adjusted net margin and adjusted diluted earnings per ADS, which are non-GAAP financial measures.

Adjusted earnings before interest and tax, or adjusted EBIT, is net income or loss excluding interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants. Adjusted EBIT margin is adjusted EBIT as a percentage of total revenues. Adjusted net income is net income excluding share-based compensation costs. Adjusted net margin is adjusted net income as a percentage of total revenues. Adjusted diluted earnings per ADS is adjusted net income attributable to ordinary shareholders divided by weighted average number of diluted ADS.

The Company believes that separate analysis and exclusion of interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants, which have been and will continue to be significant recurring factors in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Sungy Mobile Limited Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

ICR, Inc.

Chenjiazi Zhong

Tel: +1-646-417-5388

Email: IR@sungymobile.com

SUNGY MOBILE LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of ADSs and per ADS data)

	Three Months Ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	US$
Net income	27,518	4,366	711
Deduct: interest income	(47)	(7,243)	(1,180)
Add back: income tax expense (benefit)	3,321	(4,294)	(700)
Add back: share-based compensation costs	4,201	15,342	2,500

Adjusted EBIT	34,993	8,171	1,331

Total revenues	90,699	97,294	15,851
Adjusted EBIT margin	38.6%	8.4%
Net income	27,518	4,366	711
Add back: share-based compensation costs	4,201	15,342	2,500

Adjusted net income	31,719	19,708	3,211

Total revenues	90,699	97,294	15,851
Adjusted net margin	35.0%	20.3%
Adjusted net income	31,719	19,708	3,211
Deduct: Accretion of redeemable convertible preferred shares	(14,209)	—	—
Deduct: Allocation of Adjusted net income to participating redeemable convertible preferred shares	(10,964)	—	—

Adjusted net income attributable to ordinary shareholders	6,546	19,708	3,211

Adjusted diluted earnings per ADS	0.73	0.59	0.10
Weighted average number of ADS used in calculating adjusted diluted earnings per ADS	9,006,195	33,699,872	33,699,872

SUNGY MOBILE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of ADSs and per ADS data)

	Three Months Ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	US$
Revenues	90,699	97,294	15,851
Cost of revenues	(25,026)	(37,727)	(6,147)

Gross profit	65,673	59,567	9,704
Research and development expenses	(11,053)	(26,876)	(4,379)
Selling and marketing expenses	(11,859)	(19,607)	(3,194)
General and administrative expenses	(12,139)	(28,715)	(4,678)

Operating income (loss)	30,622	(15,631)	(2,547)
Share of losses of an equity method investment	—	(108)	(18)
Investment income	169	8,568	1,396
Interest income	47	7,243	1,180

Income before income taxes	30,838	72	11
Income tax benefit (expense)	(3,321)	4,294	700

Net income	27,517	4,366	711
Accretion of redeemable convertible preferred shares	(14,209)	—	—

Net income applicable to common stock	13,308	4,366	711

Net income	27,517	4,366	711
Other comprehensive income
Unrealized gains, less reclassification adjustment for gains realized in net income on available-for-sale investments	—	(6,209)	(1,012)
Foreign currency translation adjustment, net of nil income taxes	2,394	(111)	(18)

Comprehensive income (loss)	29,911	(1,954)	(319)

Earnings per ADS
- Basic	0.58	0.13	0.02
- Diluted	0.55	0.13	0.02
Weighted average number of ADS used in calculating earnings per ADS
- Basic	8,626,508	33,465,877	33,465,877
- Diluted	9,006,195	33,699,872	33,699,872

SUNGY MOBILE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	December 31, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	759,388	273,773	44,603
Time deposits	—	424,000	69,078
Short-term investments	12,500	33,500	5,458
Accounts receivable, net	84,345	95,602	15,575
Prepaid expenses and other current assets	14,546	27,615	4,500
Deferred income tax assets	16,421	10,645	1,734

Total current assets	887,200	865,135	140,948
Property and equipment, net	9,215	18,048	2,940
Intangible assets, net	2,071	26,479	4,314
Goodwill	—	16,200	2,639
Long-term investments	—	10,756	1,752
Other non-current assets	4,518	31,746	5,172

Total assets	903,004	968,364	157,765

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9,355	12,167	1,982
Accrued expenses and other current liabilities	50,798	72,496	11,811
Income tax payable	7,861	8,733	1,423

Total current liabilities	68,014	93,396	15,216
Deferred income tax liabilities	—	1,050	171
Other non-current liabilities	—	3,765	613

Total liabilities	68,014	98,211	16,000

Shareholders’ equity:
Class A ordinary shares	36	41	7
Class B ordinary shares	97	93	15
Treasury shares	—	(41,158)	(6,705)
Additional paid-in capital	1,111,259	1,155,983	188,332
Accumulated other comprehensive income	45,022	51,411	8,376
Accumulated deficit	(321,424)	(296,217)	(48,260)

Total shareholders’ equity	834,990	870,153	141,765

Total liabilities and shareholders’ equity	903,004	968,364	157,765